EXHIBIT E

FORM OF LETTER FROM THE FUND TO SHAREHOLDERS

IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

FS MVP PRIVATE MARKETS FUND
c/o SS&C GIDS, Inc.

801 Pennsylvania Ave, Suite 219713

Kansas City, MO 64105-1307

[DATE], 2026

Dear Shareholder:

FS MVP Private Markets Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you are entitled to receive the repurchase price, less any applicable early repurchase fee, within 10 business days of the date of determination of the Fund’s net asset value as of September 30, 2026, or at a later date determined by the Fund if the tender offer is extended; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $100,000 worth of Class I Shares, or $25,000 worth of Class A Shares or Class D Shares, the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained in accordance with the terms of the tender offer. However, the Fund, in its sole discretion, may waive such minimum ownership requirement.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of Shares that you did not tender.

If you have any questions, please contact the Tender Offer Administrator at SS&C GIDS, Inc. at 877-628-8575, Monday through Friday (except holidays) during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time).

Sincerely,

FS MVP Private Markets Fund